July 5, 2019

Serge Saxonov
Chief Executive Officer
10x Genomics, Inc.
7068 Koll Center Parkway, Suite 401
Pleasonton, California 94566

       Re: 10x Genomics, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted June 20, 2019
           CIK No. 0001770787

Dear Dr. Saxonov:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted June 20, 2019

Prospectus Summary, page 1

1. We note your response to prior comment 1. If a jury has concluded that substantially all of your products infringe another entity's patents, please say so clearly and highlight the consequences prominently in your prospectus summary. Also, please tell us why you deleted the bullet point related to your multi-class structure of common stock.
We are dependent on single source and sole source..., page 23

2. Please clarify whether you have contracts with the single source and sole source suppliers
       File the contracts as exhibits to your registration statement as appropriate.
 Serge Saxonov
FirstName LastNameSerge Saxonov
10x Genomics, Inc.
Comapany Name10x Genomics, Inc.
July 5, 2019
July 5, 2019 Page 2
Page 2
FirstName LastName
We are involved in lawsuits..., page 46

3. We note your response to prior comment 8; however, we also note your disclosure in this risk factor regarding the other party asserting that patents are unenforceable and the possibility that the party may seek to invalidate or claim an ownership interest. Therefore, without disclosure of the portion of your products affected by the patents that are the subjects of the lawsuits, it is unclear how investors can evaluate the magnitude of the risk, including the extent to which you believe that the technology in your products is being infringed. Please advise or revise.
Recent acquisitions, page 73

4.       Please expand your response to prior comment 35 to address Regulation
S-K Item
         601(b)(2). If these agreements are not material, please ensure that your disclosure regarding the acquisitions makes this clear.
Silicon Valley Bank Loan and Security Agreement, page 85

5. We note your response to prior comment 16. Please tell us whether you still are in compliance with all covenants under the Loan and Security Agreement. Also, provide us your analysis of whether you must disclose the target revenue mentioned in exhibit 10.1 section 6.9 for investors to evaluate your disclosures regarding the loan and your liquidity and the magnitude of the risks resulting from the covenant.
High cell capture rate, page 106

6. We note your response to prior comment 20 and your reference to "up to" 65%. Please tell us the actual rates, and why you believe disclosure regarding what the rate can reach
         "up to" provides investors balanced information regarding the rate. Single Cell Gene Expression, page 106

7. We note your response to prior comment 22. Please tell us the extent of your revenue derived from customers who receive discounts based on your collaboration with Human
         Cell Atlas.
Intellectual Property, page 122

8. We note your response to prior comment 23. Please revise the disclosure in the fourth paragraph of this section about "a low double-digit percentage of revenue" to provide more specific information about the size of the payment. Amended and Restated Investors' Rights Agreement, page 145

9. Please disclose the nature of the rights granted under this agreement, and when the rights terminate. Also tell us whether the agreement provides rights to purchase in this offering.
 Serge Saxonov
10x Genomics, Inc.
July 5, 2019
Page 3
Amended and Restated Voting Agreement, page 145

10. Please clarify the "certain matters" that are the subject of the agreement. Also, if any of your directors were selected as a result of the agreement, please clarify and disclose which party selected the director.
Exhibits

11. Please provide us your analysis of whether you must file the letter regarding the bonus and bonus plan mentioned in exhibit 10.13 and the lease for your facilities not addressed by exhibits 10.2 and 10.3.
        You may contact Gary Newberry at 202-551-3761 or Kevin Kuhar, Accounting Branch
Chief, at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Russell Mancuso, Legal
Branch Chief, at 202-551-3617 with any other questions.



                                                            Sincerely,
FirstName LastNameSerge Saxonov
                                                            Division of
Corporation Finance
Comapany Name10x Genomics, Inc.
                                                            Office of
Electronics and Machinery
July 5, 2019 Page 3
cc:       Kevin P. Kennedy
FirstName LastName